Exhibit 4.22

Term Loan Agreement Fourth Modification Agreement

Tokyo Lifestyle Co., Ltd. (Yoshitsu Co., Ltd. changed its trade name as of October 31, 2024, and before such trade name change, it was Yoshitsu Co., Ltd. Hereinafter referred to as the “Borrower”), Mitsubishi UFJ Bank, Ltd. (the “Lenders”), Mitsubishi UFJ Bank Limited and Mizuho Bank, Ltd. (the “Agent”), and The Bank of Tokyo-Mitsubishi UFJ, Ltd. in its capacity as agent (the “Agent”). (the “Lenders”), and Mitsubishi UFJ Bank Limited in its capacity as agent (the ‘Agent’), have entered into the Term Loan Agreement dated August 26, 2021 (as amended, the “Original Agreement”) among the Borrower, all of the Lenders and the Agent. (the “Borrower”), the Borrower hereby enters into this Fourth Amendment to the Term Loan Agreement (the “Agreement”) as follows (hereinafter referred to as the “Original Agreement”) as follows. Terms used in this Agreement shall have the meanings ascribed to them in the Original Agreement, unless otherwise defined herein.

Article 1, Change of the Original Agreement

All parties hereto hereby amend the terms and conditions of the Original Agreement as follows (underlined portions indicate amendments)

1, Article 1, Item10 of the Original Agreement

(Before change)

10 Base Rate

For each Interest Calculation Period, the three-month interest rate of the Japanese Yen TIBOR (page 17097 of the Telerate or its successor) published by the JBA TIBOR Management Organization at 11:00 a.m. two business days before the start of such Interest Calculation Period or as close to 11:00 a.m. as possible. The interest rate for three months out of the Japanese Yen TIBOR (Telerate17097 or its successor page) published by the JBA TIBOR Management Institution as of 11:00 a.m. or as close as possible to 11:00 a.m. or later. However, if such interest rate is not published for some reason, the interest rate (expressed as an annual percentage rate) reasonably determined by the Agent as the offered rate for 3-month yen money lending transactions in the Tokyo interbank market at 11:00 a.m. two business days prior to the start of the relevant interest calculation period or at the latest preceding time. The interest rate determined in accordance with the above. However, if the interest rate determined above is less than 0% per annum, it shall mean 0% per annum.

(After Change)

10 Base rate

For each Interest Calculation Period, the three-month interest rate of the Japanese Yen TIBOR (Telerate17097 or its successor page) published by the JBA TIBOR Management Institution at 11:00 a.m. two business days prior to the start of the relevant Interest Calculation Period or as close to 11:00 a.m. as possible, and thereafter. (However, for the interest calculation periods after the interest calculation period commencing on March 31, 2025, the interest rate will be the one-month rate. However, if the interest rate is not announced for some reason, the interest rate will be the rate quoted in the Tokyo interbank market in Japanese yen for 3 months (or 1 month for the interest calculation periods beginning on or after March 31, 2025) at 11:00 a.m. two business days prior to the beginning of the relevant interest calculation period or at the most recent time prior to the beginning of the interest calculation period. The interest rate (expressed as an annual percentage rate) reasonably determined by the agent as the offered rate for the loan transaction. However, if the interest rate determined above is less than 0% per annum, then 0% per annum.

2, Article 1, Item 43 of the Original Agreement

(Before Change)

Interest Payment Date

Interest payment dates which are the last day of March, June, September and December of each year during the period from the day following the Execution Date to the Maturity Date and the Maturity Date (provided, however, that if such Interest Payment Date falls on a non-business day, such Interest Payment Date shall be the next business day and if such next business day falls in the next month, the previous business day)

(After Change)

The interest payment date shall be the last day of March, June, September and December of each year, the last day of each month from the last day of April 2025 to the last day of the month immediately preceding the month in which the maturity date falls, and the maturity date (however, if such interest payment date falls on a day other than a business day, then such interest payment date shall be the next business day. (However, if such interest payment date falls on a non-business day, the interest payment date shall be the next business day, and if such next business day falls in the following month, the interest payment date shall be the previous business day).

3, Appendix 2 attached to the Original Agreement (Repayment Schedule)

Principal repayment date	Principal repayment amount (before change)	Principal repayment amount (after change)
End of Mar 2025	¥21,000,000	¥0
End of Apr 2025		¥3,551,800
End of May 2025		¥0
End of Jun 2025	¥21,000,000	¥4,262,200
End of Jul 2025		¥4,972,600
End of Aug 2025		¥5,683,000
End of Sep 2025	¥21,000,000	¥6,393,000
End of Oct 2025		¥7,103,666
End of Nov 2025		¥7,103,666
End of Dec 2025	¥21,000,000	¥7,103,600
End of Jan 2026		¥7,103,600
End of Feb 2026		¥7,103,600
End of Mar 2026	¥21,000,000	¥7,103,600
End of Apr 2026		¥7,000,000
End of May 2026		¥7,000,000
End of Jun 2026	¥21,000,000	¥7,000,000
End of Jul 2026		¥7,000,000
End of Aug 2026	¥504,000,000	¥534,515,600

Article 2 Effect of Other Provisions of Original Agreement

Each provision of the Original Agreement other than those provided for in Article 1 of this Agreement shall remain in full force and effect.

Article 3 Effective Date of this Agreement

This Agreement shall take effect on the date of execution.

As evidence of execution of this Agreement, all parties hereto have executed one original copy of this Agreement, which shall be signed or sealed by each party hereto and shall be retained by the Agent. Each of the other parties hereto shall receive a copy from Agent.

December 30, 2024

Borrower (address and name and seal):

5-9, Koto-bashi 2-chome, Sumida-ku, Tokyo

Tokyo Lifestyle Co., Ltd.

Representative Director Mei Kanayama

(Tokyo Lifestyle Co., Ltd.)

Lenders and Agent (address and name and seal):

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Representative Junichi Hanzawa

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Lender (address, name and seal):

Kameido Corporate Department, Mizuho Bank, Ltd. 1-39-10 Kameido, Koto-ku, Tokyo

Department Manager Ippei Shimaguchi

(Mizuho Bank, Ltd.)

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